Exhibit 99.1

Viomi Technology Co., Ltd Reports First Half 2025 Unaudited Financial Results

GUANGZHOU, China, November 10, 2025 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights1

•	Net revenues reached RMB1,477.6 million (US$206.3 million), representing an increase of 76.6% from RMB836.6 million for the same period of 2024.

•	Net income attributable to ordinary shareholders of the Company was RMB120.4 million (US$16.8 million), representing an increase of 64.7% from RMB73.1 million for the same period of 2024.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented: “In the first half of 2025, we sustained our strong growth momentum following our strategic reorganization, achieving another record-high performance in revenue. Our total net revenues reached RMB1.48 billion, representing a year-over-year increase of 76.6%. Our net income reached RMB120.5 million with a net margin of 8.2%. These results underscore the vision and effectiveness of our strategic focus on the home water solutions. We have entered a new stage of high-quality, sustainable growth where we simultaneously grow scale and expand profitability.”

“Amid rising global demand for healthy drinking water, we remain committed to our mission of ‘AI for Better water.’ We are growing our home water solutions business globally through three key engines: product innovation, market expansion, and brand enhancement. In the first half of the year, revenues from our core business ‘Home Water Systems’ increased by 84.8% year over year, serving as the primary driver of our scale expansion. Operational efficiency also improved significantly.”

“Regarding product innovation, we launched a series of industry-leading solutions tailored to meet the diverse needs of different markets globally. In North America, we successfully introduced the MASTER M1, our first smart under-sink water purifier equipped with a 9-stage RO filtration system and an AI-powered touchscreen faucet that provides real-time monitoring of water quality, volume, and filter status. Our Vortex series also delivered strong results, ranking sixth in the under-sink tankless water purifier category on Amazon and receiving positive reviews from users. In Malaysia, we launched the INNO Mineral Water Purifier in partnership with a leading local channel distributor. With its compact design and advanced mineral water technology, the product meets Southeast Asian households’ demand for both efficient space utilization and healthy drinking water. In China, we launched the Kunlun 4 Pro AI alkaline mineral water purifier, combining mineralization filters and AI-based regulation technology to simulate the composition of natural mineral water and enable dynamic pH control, allowing users to enjoy fresh, mildly alkaline mineral water at home.”

1 In August 2024, Viomi completed a strategic reorganization, divesting the Company’s IoT@Home portfolio products, excluding range hoods, gas stoves, and water heaters (the “Divested Business”). As a result, the Divested Business has been deconsolidated from the Company, and its historical financial results are reported as discontinued operations in the Company’s consolidated financial statements. The financial information and non-GAAP financial information disclosed in this press release are presented based on continuing operations, unless specifically stated otherwise.

“On the brand development front, we continued to strengthen Viomi’s brand image of ‘Technology + Health.’ We are delighted to have the renowned Chinese actress Ms. Shengyi Huang join us as our brand spokesperson. Her healthy and graceful image aligns perfectly with our brand philosophy of ‘making water better.’ In addition, we joined hands with Olympic champion Mr. Liang Tian as our brand partner to advocate for a healthy water drinking lifestyle. In Malaysia, we invited famous singer Ms. Shila Amzah to serve as our local brand ambassador, leveraging her extensive local influence to accelerate our local market penetration and strengthen user awareness.”

“With respect to manufacturing and R&D, our Water Purifier Gigafactory continued to advance its platform-based modularization strategy. By leveraging scalable functional module designs and flexible production lines, we were able to iterate products rapidly and respond to evolving global demand with agility. We are keenly focused on the launch of our overseas boutique factories. By integrating diversified functional modules, including instant heating, instant cooling, and ice-making, we will be able to expand our product portfolio and cater to regional water drinking preferences across North America, Europe, Southeast Asia, and beyond. To further strengthen our innovation, we continued to enhance two core laboratory systems: ‘Cutting-edge Technologies’ and ‘Product Compliance & Reliability.’ These laboratory systems ensure that our R&D processes comply with global certification standards and enable the rapid adoption of cutting-edge technologies. To date, Viomi has filed nearly 1,850 patents worldwide, establishing systemic technological barriers in critical areas such as AI water quality algorithms, mineral control, and energy-efficient water purification, laying a solid foundation to provide our users globally with a smarter and healthier water drinking experience.”

“Looking ahead, we will continue to deepen our ‘Global Water’ strategy, aiming to drive breakthroughs in four key aspects. First, we will accelerate overseas channel expansion to continuously strengthen our global influence by focusing on key international markets. Second, we will further fortify the differentiated positioning of the Kunlun Series, continuing to emphasize its healthy product positioning as ‘mineral water’ to lead a quality upgrade in China’s water purification consumption. Third, we will continue to advance technological iteration and product innovation through our modular platform by integrating new technologies, expanding our product portfolio, and meeting the personalized, scenario-specific drinking water needs of users worldwide. Lastly, we will deepen our collaboration with key strategic partners such as Xiaomi, JD.com, and Senheng, fully leveraging the scale advantages of our Gigafactory to deliver smarter, healthier water solutions and generate long-term, sustainable value for our shareholders,” Mr. Chen concluded.

First Half 2025 Financial Results

REVENUES

Net revenues were RMB1,477.6 million (US$206.3 million), an increase of 76.6% from RMB836.6 million for the same period of 2024, primarily attributable to the growth in the home water systems.

-	Home water systems. Revenues from home water systems were RMB1,058.3 million (US$147.8 million), an increase of 84.8% from RMB572.7 million for the same period of 2024, primarily due to increased demand for home water system products.

-	Consumables. Revenues from consumables were RMB123.2 million (US$17.2 million), a decrease of 12.6% from RMB141.0 million for the same period of 2024, primarily due to technological iterations that have extended filter lifespans and reduced replacement frequency.

-	Kitchen appliances and others. Revenues from kitchen appliances and others were RMB296.1 million (US$41.3 million), an increase of 140.9% from RMB122.9 million for the same period of 2024, primarily due to increased sales of kitchen appliances to Xiaomi.

GROSS PROFIT

Gross profit was RMB391.2 million (US$54.6 million), compared to RMB259.2 million for the same period of 2024. Gross margin was 26.5%, compared to 31.0% for the same period of 2024. The decrease was primarily due to a change in product mix, as revenue contribution from kitchen appliances and other lower-margin products increased while the contribution from higher-margin consumables declined.

OPERATING EXPENSES

Total operating expenses were RMB281.4 million (US$39.3 million), an increase of 38.4% from RMB203.3 million for the same period of 2024, due to increased marketing and promotion expenditures, in addition to employee compensation costs from business expansion.

Research and development expenses were RMB89.3 million (US$12.5 million), an increase of 18.8% from RMB75.2 million for the same period of 2024, mainly attributable to an increase in employee compensation costs.

Selling and marketing expenses were RMB129.0 million (US$18.0 million), an increase of 33.6% from RMB96.6 million for the same period of 2024, mainly due to higher spending on marketing and promotions, coupled with increased employee compensation expenses.

General and administrative expenses were RMB63.0 million (US$8.8 million), an increase of 100.1% from RMB31.5 million for the same period of 2024, primarily due to increased employee compensation costs and a higher allowance for credit losses resulting from a higher accounts receivable balance.

INCOME FROM OPERATIONS

Income from operations was RMB118.8 million (US$16.6 million), compared to RMB72.5 million for the same period of 2024.

Non-GAAP operating income2 was RMB126.0 million (US$17.6 million), compared to RMB83.1 million for the same period of 2024.

2 “Non-GAAP operating income” is defined as income from operations excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

NET INCOME3

Net income attributable to ordinary shareholders of the Company was RMB120.4 million (US$16.8 million), an increase of 64.7% from RMB73.1 million for the same period of 2024, which was in line with the revenue expansion.

Non-GAAP net income attributable to ordinary shareholders4 of the Company was RMB127.6 million (US$17.8 million), an increase of 52.5% from RMB83.7 million for the same period of 2024.

BALANCE SHEET

As of June 30, 2025, the Company had cash and cash equivalents of RMB709.2 million (US$99.0 million), restricted cash of RMB340.5 million (US$47.5 million), short-term deposits of RMB376.8 million (US$52.6 million), and short-term investments of RMB108.0 million (US$15.1 million), compared to RMB1,026.2 million, RMB141.3 million, RMB115.0 million, and RMB72.5 million, respectively, as of December 31, 2024.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income/(loss), non-GAAP net income/(loss), and non-GAAP net income/(loss) attributable to ordinary shareholders of the Company, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income/(loss) is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purposes.

3 The year-over-year data are all presented in the continuing operations basis, unless otherwise specified.

4 “Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate for June 30, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 30, 2025, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,026,188	709,217	99,003
Restricted cash	141,292	340,540	47,538
Short-term deposits	115,014	376,771	52,595
Short-term investments	72,500	108,009	15,077
Accounts and notes receivable from third parties	24,105	36,409	5,083
Accounts receivable from related parties	591,221	777,785	108,575
Other receivables from related parties	11,234	3,077	430
Inventories, net	112,325	114,378	15,967
Prepaid expenses and other current assets	71,363	68,000	9,492
Total current assets	2,165,242	2,534,186	353,760

Non-current assets
Prepaid expenses and other non-current assets	18,053	7,057	985
Property, plant and equipment, net	315,309	314,876	43,955
Deferred tax assets	9,698	11,292	1,576
Intangible assets, net	8,524	6,812	951
Right-of-use assets, net	3,382	2,592	362
Land use rights, net	57,904	57,268	7,994
Long-term investment	7,588	7,517	1,049
Total non-current assets	420,458	407,414	56,872

Total assets	2,585,700	2,941,600	410,632

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	772,151	983,264	137,258
Advances from customers	11,537	12,800	1,787
Amount due to related parties	835	8,212	1,146
Accrued expenses and other liabilities	168,127	210,073	29,326
Short-term borrowing	50,000	40,000	5,584
Income tax payables	9,736	12,522	1,748
Lease liabilities due within one year	2,037	1,822	254
Long-term borrowing due within one year	29,300	27,400	3,825
Total current liabilities	1,043,723	1,296,093	180,928

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	14,492	14,394	2,009
Long-term borrowing	75,945	64,146	8,954
Lease liabilities	1,783	962	134
Total non-current liabilities	92,220	79,502	11,097

Total liabilities	1,135,943	1,375,595	192,025

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 101,059,544 and 101,104,970 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,550 and 102,764,550 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	6	6	1
Treasury stock	(85,426)	(85,426)	(11,925)
Additional paid-in capital	1,374,451	1,380,954	192,774
Retained earnings	153,125	266,612	37,218
Accumulated other comprehensive income (loss)	2,279	(1,596)	(223)

Total equity attributable to shareholders of the Company	1,444,441	1,560,556	217,846

Non-controlling interests	5,316	5,449	761

Total shareholders’ equity	1,449,757	1,566,005	218,607

Total liabilities and shareholders’ equity	2,585,700	2,941,600	410,632

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Net revenues:
Related parties	672,650	1,360,966	189,984
Third parties	163,974	116,653	16,284
Total net revenues	836,624	1,477,619	206,268

Cost of revenues	(577,413)	(1,086,467)	(151,665)

Gross profit	259,211	391,152	54,603

Operating expenses
Research and development expenses	(75,202)	(89,313)	(12,468)
Selling and marketing expenses	(96,610)	(129,034)	(18,012)
General and administrative expenses	(31,506)	(63,029)	(8,799)

Total operating expenses	(203,318)	(281,376)	(39,279)

Other income, net	16,620	9,071	1,266

Income from operations	72,513	118,847	16,590

Interest income and short-term investment income, net	9,277	18,687	2,609

Income before income tax expenses	81,790	137,534	19,199

Income tax expenses	(8,560)	(17,006)	(2,374)

Net income from continuing operations	73,230	120,528	16,825

Net loss from discontinued operations	(67,661)	-	-

Net income	5,569	120,528	16,825

Less: Net income (loss) attributable to the non-controlling interest shareholders	(414)	133	19

Net income attributable to ordinary shareholders of the Company	5,983	120,395	16,806

Including：
Net income from continuing operations attributable to ordinary shareholders of the Company	73,106	120,395	16,806
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(67,123)	-	-

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Net income attributable to ordinary shareholders of the Company	5,983	120,395	16,806

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	7,648	(3,875)	(541)

Total comprehensive income attributable to ordinary shareholders of the Company	13,631	116,520	16,265

Net income (loss) per ADS*
-Basic	0.09	1.77	0.25
Continuing Operations	1.07	1.77	0.25
Discontinued Operations	(0.98)	-	-
-Diluted	0.09	1.75	0.24
Continuing Operations	1.07	1.75	0.24
Discontinued Operations	(0.98)	-	-

Weighted average number of ADS used in calculating net income (loss) per ADS
-Basic
Continuing Operations	68,244,454	67,952,145	67,952,145
Discontinued Operations	68,244,454	-	-
-Diluted
Continuing Operations	68,562,258	68,621,698	68,621,698
Discontinued Operations	68,562,258	-	-

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.03	0.59	0.08
Continuing Operations	0.36	0.59	0.08
Discontinued Operations	(0.33)	-	-
-Diluted	0.03	0.58	0.08
Continuing Operations	0.36	0.58	0.08
Discontinued Operations	(0.33)	-	-

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic
Continuing Operations	204,733,363	203,856,436	203,856,436
Discontinued Operations	204,733,363	-	-
-Diluted
Continuing Operations	205,686,774	205,865,093	205,865,093
Discontinued Operations	205,686,774	-	-

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
General and administrative expenses	2,310	3,058	427
Research and development expenses	5,538	2,992	418
Selling and marketing expenses	2,702	1,110	155

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Income from operations	72,513	118,847	16,590
Share-based compensation expenses	10,550	7,160	1,000

Non-GAAP operating income	83,063	126,007	17,590

Net income	5,569	120,528	16,825
Share-based compensation expenses	10,550	7,160	1,000

Non-GAAP net income	16,119	127,688	17,825

Net income from continuing operations attributable to ordinary shareholders of the Company	73,106	120,395	16,806
Share-based compensation expenses	10,550	7,160	1,000

Non-GAAP net income from continuing operations attributable to ordinary shareholders of the Company	83,656	127,555	17,806

Non-GAAP net income (loss) per ADS
-Basic	0.25	1.88	0.26
Continuing Operations	1.23	1.88	0.26
Discontinued Operations	(0.98)	-	-
-Diluted	0.24	1.86	0.26
Continuing Operations	1.22	1.86	0.26
Discontinued Operations	(0.98)	-	-

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
-Basic
Continuing Operations	68,244,454	67,952,145	67,952,145
Discontinued Operations	68,244,454	-	-
-Diluted
Continuing Operations	68,562,258	68,621,698	68,621,698
Discontinued Operations	68,562,258	-	-

Non-GAAP net income (loss) per ordinary share
-Basic	0.08	0.63	0.09
Continuing Operations	0.41	0.63	0.09
Discontinued Operations	(0.33)	-	-
-Diluted	0.08	0.62	0.09
Continuing Operations	0.41	0.62	0.09
Discontinued Operations	(0.33)	-	-

Weighted average number of ordinary shares used in calculating Non-GAAP net income (loss) per share
-Basic
Continuing Operations	204,733,363	203,856,436	203,856,436
Discontinued Operations	204,733,363	-	-
-Diluted
Continuing Operations	205,686,774	205,865,093	205,865,093
Discontinued Operations	205,686,774	-	-

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.